April 19, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Larry Spirgel John Zitko Kathryn Jacobson Dean Suehiro
Re:	Dolby Laboratories, Inc. Form 10-K for the Fiscal Year Ended September 24, 2010 Filed November 22, 2010 File No. 001-32431

Ladies and Gentlemen:

Dolby Laboratories, Inc. submits this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 8, 2011, relating to our Form 10-K for the fiscal year ended September 24, 2010 (File No. 001-32431) filed with the Commission on November 22, 2010.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended September 24, 2010

4. Fair Value Measurements, page 79

We note your response to comment two from our letter dated March 15, 2011. In your response, you referred to pricing models used by your primary pricing service which you compare with the investment portfolio balance reflected in monthly reports by your investment managers. Please expand your disclosure to describe the nature of the pricing models (i.e., proprietary) used by your primary pricing service and how they compare with the models or techniques used by your investment

Securities and Exchange Commission

April 19, 2011

managers in order to generate their monthly reports. Please provide us with the proposed disclosures that you will include in future filings to address this comment or tell us why such disclosures are not required.

We advise the Staff that we intend to include disclosure substantially similar to that set forth in Appendix A to this letter in our Form 10-Q for the quarter ending April 1, 2011. Please note that we may modify such disclosure as necessary to reflect the facts and circumstances at the time of such disclosure.

Additionally, tell us if inputs utilized are adjusted under certain circumstances.

We advise the Staff that, as noted in our proposed disclosure in Appendix A, our professional pricing service gathers and considers observable inputs and determines an average price. As part of this process, the pricing service may exclude certain inputs from its calculation if the input is viewed as a statistical outlier. However, based on the securities that make up our investment portfolio, the pricing service rarely identifies statistical outliers, if any. No other adjustments are made by our professional pricing service to the observable inputs received from their pricing sources.

To the extent that valuation techniques and certain inputs differ for, or only apply to, certain classes of Level 2 securities, please clarify as well.

We advise the Staff that securities with short maturities such as commercial paper are typically priced via mathematical calculations such as accreting the purchase price at purchase date to the face value at maturity.

* * * * *

Securities and Exchange Commission

April 19, 2011

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct your questions or comments regarding our responses to the undersigned at (415) 645-5779. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 357-7491, as well as to Mark B. Baudler of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811. Thank you for your assistance.

Sincerely,

DOLBY LABORATORIES, INC.

/s/ Murray J. Demo
Murray J. Demo
Chief Financial Officer

cc:	Kevin J. Yeaman

Andy Sherman

Dolby Laboratories, Inc.

Mark B. Baudler, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Conor Moore

KPMG LLP

Securities and Exchange Commission

April 19, 2011

Appendix A

Fair Value Measurement

We base the fair value of our Level 1 financial instruments, which are in active markets, using quoted market prices for identical instruments. Our Level 1 financial instruments include money market funds and mutual fund investments held in our supplemental retirement plan.

We obtain the fair value of our Level 2 financial instruments, which are not in active markets, from a third-party professional pricing service using quoted market prices for identical or comparable instruments, rather than direct observations of quoted prices in active markets. Our professional pricing service gathers observable inputs for all of our fixed income securities from a variety of industry data providers (e.g. large custodial institutions) and other third-party sources. Once the observable inputs are gathered, all data points are considered and an average price is determined.

We validate the quoted market prices provided by our primary pricing service by comparing their assessment of the fair values of our Level 2 investment portfolio balance against the fair values of our Level 2 investment portfolio balance provided by our investment managers. Our investment managers use similar techniques to our professional pricing service to derive pricing as described above.

We did not own any Level 3 financial assets or liabilities as of September 24, 2010 or April 1, 2011.